Exhibit 1

FOR IMMEDIATE RELEASE	1 September 2015

WPP PLC (“WPP”)

WPP agrees to acquire advertising and digital agency nudeJEH in Thailand

WPP announces that its wholly owned operating company Grey Group, the global communications network, has agreed to acquire nudeJEH, a leading award-winning advertising and digital agency in Thailand. Following the acquisition, nudeJEH will join Grey Group Thailand and be known as GREYnJ United.

Founded in 2011 through the merger of Nude Communication and JEH United, nudeJEH provides creative, branding, strategy consultation, web design and production services. The company also owns digital agency Nine Dotz.

Combined revenues for nudeJEH and Nine Dotz for the year ending 31 December 2014 were THB 239 million with gross assets of THB 123 million, as at the same date. nudeJEH employs more than 60 people.

Key clients include Ananda Development, Bangkok Airways, Bangkok Dusit Medical Services, Bio Consumer, Tesco Lotus and Puriku.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast growing markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US$6.9 million in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenues to be derived from digital in the next five years. In Thailand, WPP companies (including associates) generate revenues of US$150 million and employ almost 2,000 people. In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ around 50,000 people.

Contact:

Feona McEwan, WPP	+44 207 408 2204
Belinda Rabano, WPP Asia Pacific	+86 10 8520 3066